

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2017

David Hung
Chief Executive Officer and Director
Axovant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James's Square
London SW1Y 4LB, United Kingdom

**Re: Axovant Sciences Ltd.**
   **Form 10-K for the Year Ended March 31, 2017**
   **Filed June 13, 2017**
   **File No. 001-37418**

Dear Mr. Hung:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 67

1.  Please provide us an analysis of research and development and general and administrative expenses for 2016 and 2017 quantified by type of expense. For research and development expenses also quantify by product candidate. For each significant change revealed by each analysis for 2017 as compared to 2016, discuss the underlying cause of the change. Provide us similar analyses for the quarters ended June 30, 2017 and 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Hung
Axovant Sciences Ltd.
August 16, 2017
Page 2

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding the comment.


Division of Corporation Finance
Office of Healthcare and
Insurance